FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2004
Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Media Contact:	Investor Contact:
Molly Ford	Janine Zanelli
Check Point Software Technologies	Check Point Software Technologies
650.628.2022	650.628.2040
press@us.checkpoint.com	ir@us.checkpoint.com

CHECK POINT SOFTWARE COMPLETES

ZONE LABS ACQUISITION

REDWOOD CITY, Calif., — March 29, 2004 — Check Point Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, announced today that it has completed its acquisition of Zone Labs®, Inc., the market leader in endpoint security.

        Check Point paid approximately $114 million in cash and issued approximately 5.3 million Check Point shares, and will also assume employee stock options of Zone Labs, which could become exercisable for approximately 2.8 million additional Check Point shares.

        “Together, Zone Labs and Check Point deliver the industry’s first comprehensive end-to-end security solutions by providing integrated Internal, Perimeter and Web protection,” said Gil Shwed, chairman and CEO of Check Point Software. “Check Point and Zone Labs technology and market leadership, channel reach and broad security products portfolio form the basis for a powerful offering of best-of-breed solutions for a broad range of customers, from consumers to large enterprises.”

        Zone Labs’ endpoint security products now protect more than 25 million Internet users and more than 1,400 enterprise customers from the threats posed by hackers, data theft and malicious code. Zone Labs’ award-winning product line includes Zone Labs Integrity™, its flagship enterprise endpoint security solution, ZoneAlarm® Pro, its acclaimed personal firewall for consumer and small business users, and the IMsecure® product line, the company’s instant messaging (IM) security solutions for enterprises, small businesses and consumers.

        “The Zone Labs team is looking forward to the many great things these two companies can accomplish together,” said Gregor Freund, CEO and co-founder of Zone Labs. “We share a common vision to meet the ever-changing security needs of consumers, small business, medium business and enterprise customers.”

Safe Harbor Statement
Certain statements in this press release are forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Check Point’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; the inclusion of network security functionality in third-party hardware or system software; any unforeseen developmental or technological difficulties with regard to Check Point’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Check Point’s; unknown factors affecting third parties with which Check Point has formed business alliances; timely availability and customer acceptance of Check Point’s new and existing products, and other factors and risks discussed in Check Point’s Report on Form 20-F for the year ended December 31, 2002, which is on file with the Securities and Exchange Commission. Check Point assumes no obligation to update information concerning its expectations.

About Check Point Software Technologies
Check Point Software Technologies is the worldwide leader in securing the Internet. It is the confirmed market leader of both the worldwide VPN and firewall markets. Through its Next Generation product line, the company delivers a broad range of Perimeter, Internal and Web security solutions that protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry’s framework and alliance for integration and interoperability with “best-of-breed” solutions from over 350 leading companies. Check Point solutions are sold, integrated and serviced by a network of more than 2,300 Check Point Partners in 92 countries. For more information, please call us at (800) 429-4391 or (650) 628-2000, or visit us on the Web at http://www.checkpoint.com or at http://www.opsec.com.

About Zone Labs, Inc.
Zone Labs®, www.zonelabs.com , one of the most trusted brands in Internet security, is a leading creator of endpoint security solutions protecting millions of PCs and the valuable, personally-identifiable information on those PCs, from hackers, spyware and data theft. The company’s award-winning endpoint security product line is deployed in global enterprises, small businesses and consumers’ homes, protecting them from Internet-borne threats. Zone Labs Integrity™ is an endpoint security management platform that protects corporate data and productivity. ZoneAlarm® Pro, ZoneAlarm Plus and ZoneAlarm are among the most popular and successful Internet security products available today while IMsecure® Pro offers comprehensive security for instant messaging.

©2004 Check Point Software Technologies Ltd.

All rights reserved. Check Point, Check Point Express, the Check Point logo, ClusterXL, ConnectControl, FireWall-1, FireWall-1 GX, FireWall-1 SecureServer, FireWall-1 XL, FloodGate-1, INSPECT, INSPECT XL, InterSpect, IQ Engine, Open Security Extension, OPSEC, Provider-1, Safe@Office, SecureKnowledge, SecurePlatform, SecureXL, SiteManager-1, SmartCenter, SmartCenter Pro, SmartDashboard, SmartDefense, SmartLSM, SmartMap, SmartUpdate, SmartView, SmartView Monitor, SmartView Reporter, SmartView Status, SmartViewTracker, UAM, User-to-Address Mapping, UserAuthority, VPN-1, VPN-1 Accelerator Card, VPN-1 Edge, VPN-1 Pro, VPN-1 SecureClient, VPN-1 SecuRemote, VPN-1 SecureServer, , and VPN-1 VSX are trademarks or registered trademarks of Check Point Software Technologies Ltd. or its affiliates. All other product names mentioned herein are trademarks or registered trademarks of their respective owners. The products described in this document are protected by U.S. Patent No. 5,606,668 and 5,835,726 and may be protected by other U.S. Patents, foreign patents, or pending applications.

IMsecure, TrueVector, ZoneAlarm and Zone Labs are registered trademarks of Zone Labs, Inc. The Zone Labs logo, Zone Labs Integrity and Cooperative Enforcement are trademarks of Zone Labs, Inc. Zone Labs Integrity protected under U.S. Patent No. 5,987,611. Reg. U.S. Pat. & TM Off. All other trademarks are the property of their respective owners. v.07.18.03

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. BY: /S/ Eyal Desheh —————————————— Eyal Desheh Chief Financial Officer

March 31, 2004